EXHIBIT 99.4

Key Highlights

NOVONIX Anode Materials (NAM)

In the first two quarters of 2025, the Company:

•
Supplied advanced samples of synthetic graphite material to 13 different customers and potential customers for their battery, energy storage, and industrial applications
•
Progressed installation and commissioning of equipment at Riverside for the initial 3,000 tonnes per annum (“tpa”) of capacity towards existing supply agreements with Panasonic, Stellantis, and PowerCo
•
Completed installation of substantially all required mass production equipment for our lead customer, Panasonic
•
Received a preliminary ruling from the U.S. Department of Commerce (“Commerce”) placing up to 721% countervailing tariffs on imported Chinese graphite
•
Received a preliminary determination from Commerce imposing antidumping (“AD”) tariffs of 93.5% on imported graphite from China (Post Quarter Announcement)
•
Received approval from local government in Chattanooga and Hamilton County, Tennessee, for the Company’s purchase of a 182-acre parcel of land for its planned second mass production plant (“Enterprise South”)

NOVONIX Battery Technology Solutions (BTS)

•
Continued to advance the commercialization of our patented all-dry, zero-waste cathode technology, sending first- and second-round samples to several Tier-1 battery manufacturers

NOVONIX Corporate Updates

•
Michael O’Kronley appointed Chief Executive Officer, effective 19 May 2025
•
Announced entry into a funding agreement for up to US$100 million Convertible Debentures with Yorkville Advisors Global, LP (“Yorkville”) (Post Quarter Announcement)

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•
Announced the appointment of Mr. Ronald Edmonds as the new Independent Chair of its Board of Directors
•
Received US$7.5 million in reimbursements on the MESC grant during the second quarter for a total of US$27.1 million cumulative through 30 June 2025

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NOVONIX Anode Materials (NAM)

Global battery supply chains are facing heightened pressure from shifting trade policies, export controls, and escalating demand for critical minerals. China’s restrictions on graphite exports have amplified concerns around the security of supply for battery-grade materials. At the same time, recent policy developments and government policy in the United States, are accelerating the push to localize the battery materials ecosystem and reduce reliance on foreign sources.

The 45X production tax credit, a centerpiece of the IRA and recently extended in OBBBA, directly incentivizes domestic production of batteries and battery components, including synthetic graphite, while requiring material inputs to be free from ties to Prohibited Foreign Entities (PFE). NOVONIX is a Tennessee-based producer of synthetic graphite and a key player in securing the U.S. critical mineral supply chain. As a 100% domestic manufacturer with no ties to PFEs, NOVONIX qualifies under these provisions without impacting any of its existing credits or offtake arrangements. With binding supply agreements in place with three Tier 1 battery makers and Phillips 66 Company as its largest shareholder, NOVONIX is well positioned to meet growing demand for compliant, high-performance anode materials and to play a leading role in strengthening North America’s energy security.

Our Riverside facility is poised to become the first large-scale synthetic graphite production site in North America, with its 20,000 tpa capacity fully allocated through long-term offtake agreements with Panasonic Energy, Stellantis, and PowerCo. These partnerships, alongside continued facility build-out and customer product qualification, reinforce our role as a leading provider of strategic critical minerals which strengthens the domestic battery materials supply chain.

In the first two quarters of 2025, the Company supplied advanced samples of synthetic graphite material to 13 different customers and potential customers for their battery, energy storage, and industrial applications.

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In June 2023, the Company and LG Energy Solution ("LGES") entered into a joint development agreement ("JDA") to develop synthetic graphite anode material, upon successful development of which the parties intended to enter into a purchase agreement. On 1 July 2025, the JDA formally expired in accordance with its terms. However, the Company continues to actively work with LGES to jointly develop materials to LGES' specifications.

In the second quarter of 2025, the Company continued to progress equipment installation and commissioning at Riverside. This included installation of graphitization furnaces and finishing systems as well as raw material processing and micronization equipment for our initial production line. We now have a total of four furnaces fully installed at Riverside and completed installation of substantially all required mass production equipment for our lead customer, Panasonic.

U.S. tariffs on Chinese materials, including those announced by Commerce this quarter as discussed below, are expected to further support the Company’s competitive position. However, tariffs may also affect the cost and timing of key construction inputs. The full impact of broader macroeconomic conditions is currently difficult to quantify. We will continue to closely monitor key macroeconomic trends, ongoing supply chain issues, and the impacts of tariffs and will provide updated timing expectations for the Company’s key activities as we are able.

Executed Purchase and Sale Agreement for Enterprise South Land

To support growing customer demand, NOVONIX is continuing to advance plans for a second large-scale synthetic graphite facility in Chattanooga, Tennessee. In April, the Company signed a definitive agreement to purchase a 182-acre site in the Enterprise South Industrial Park, following unanimous approvals from the City of Chattanooga, Hamilton County, and the Chattanooga Industrial Development Board.

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Upon the satisfaction of certain conditions, the land will be acquired for approximately US$5 million. This new facility is expected to reach an initial production capacity of 31,500 tpa and is anticipated to create 450 to 500 full-time jobs. With this initial capacity at Enterprise South and its existing Riverside facility, which is scaling up to 20,000 tpa, NOVONIX will have total production capacity of over 50,000 tpa in Chattanooga.

The Company is expected to receive approximately US$54 million in total net tax and other benefits from the City of Chattanooga and Hamilton County over a 15-year period, contingent upon meeting specific conditions outlined in the agreement. The Company does not intend to close on the purchase of the Enterprise South land until such time as the conditions precedent related to the conditionally committed US$754 million loan ($692 million in principal and $62.8 million in capitalized interest) from the Loan Programs Office of the U.S. Department of Energy have been satisfied.

U.S. Department of Commerce may place up to 721% tariffs on Chinese graphite

This quarter, the U.S Department of Commerce (“Commerce”) announced its preliminary affirmative determination to impose up to 721% of countervailing duty (“CVD”) tariffs on synthetic and natural graphite anode material from China. In February, the International Trade Commission (“ITC”) announced its preliminary determination asserting that China suppressed the establishment of the graphite industry in the United States (and elsewhere) by exporting artificially cheap graphite which is a key component of lithium-ion batteries.

U.S. Department of Commerce announces preliminary determination on antidumping duty investigation (Post Quarter Announcement)

In July, Commerce announced its intention to impose antidumping (AD) tariffs of 93.5% on anode active material (“AAM”), which includes synthetic and natural graphite imports from China. The effective tariff rate for AAM is now 160%, which includes the previously announced CVD tariffs of 11.5% placed by Commerce in May, President Trump’s blanket 30% tariffs on goods from China, and 25% Section 301 tariffs implemented by USTR last year.

This decision underscores the strategic importance of building a domestic supply chain for critical minerals, including synthetic graphite, in North America. It affirms our business strategy as well as the diversification strategy of our customers to source critical battery materials and components locally. NOVONIX, with the most advanced synthetic graphite production facility in North America, will be increasing significantly the United States production of an essential strategic mineral while strengthening American manufacturing, and creating high-quality jobs locally.

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The AD investigation determines whether the graphite is being sold at less than fair value (“dumped”), while the CVD investigation previously announced on 1 May 2025, determines whether the Chinese government is subsidizing the production and supply of graphite AAM to the United States. The additional AD tariff announced by Commerce in July will now stack onto the previously announced CVD tariffs. The final determinations for both the AD and CVD investigations are expected to be issued around 5 December 2025.

NOVONIX Battery Technology Solutions (BTS)

BTS maintained steady growth this quarter in its Ultra-High Precision Coulometry (“UHPC”) hardware business, driven by improved sales and marketing efforts as well as ongoing R&D investments across North America, Europe, and Asia. Our R&D services also delivered strong performance, with a clear focus on expanding the 2025 pipeline. The team remains committed to operational efficiency, customer satisfaction, and long-term value creation, while actively exploring opportunities to enhance our offerings and strengthen our market position.

In June, members of our UHPC team attended the Battery Show Europe in Stuttgart, Germany, followed by an event at Toyo Corporation, a NOVONIX UHPC distributor, in Japan attended by over 100 of their customers.

This quarter, members of the BTS team also participated in the following speaking engagements:

•
Take Charge Podcast | Creating a Materials Supply Chain in North America
•
Nickel Institute | Battery Chat with Dr. Mark McArthur
•
Battery Forum, presented by Volta Foundation | Supercharging Battery Development with NOVONIX UHPC
•
Webinar | Enhancing Battery Insights: Integrating Impedance Analysis with NOVONIX UHPC
•
Webinar | Bridging the Gap: From Concept to Market-Ready with NOVONIX R&D Services

Cathode Materials

This quarter, NOVONIX Cathode Materials continued to advance our patented all-dry, zero-waste cathode technology, sending first- and second-round samples to several Tier-1 battery manufacturers. With a foundational patent secured, we remain focused on scaling the process and progressing commercial discussions with OEMs and Tier-1 partners.

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NOVONIX Corporate Updates

CEO Transition Update

As of 19 May 2025, Michael O’Kronley has officially assumed the role of Chief Executive Officer. Mr. O’Kronley brings a strong technical foundation in engineering and over 30 years of experience in the automotive sector, including 15 years focused on lithium-ion batteries and battery materials.

He succeeds Robert Long, who served as Interim CEO since January 2025. Mr. Long has now resumed his position as Chief Financial Officer, where he continues to play a vital role in shaping the Company’s strategic and financial direction.

Announced US$100 million Convertible Debenture Transaction with Yorkville Advisors (Post Quarter Announcement)

In July, NOVONIX and Yorkville announced the execution of a binding multi-tranche funding agreement to provide NOVONIX up to US$100 million (of which US$40,000,000 is subject to an additional tranche that is subject to mutual agreement between the parties), in exchange for the issue of up to US$100 million of unsecured convertible debentures to Yorkville.

Board Leadership Changes

In June, the Company announced the appointment of Mr. Ronald Edmonds as the new Independent Chairman of its Board of Directors, effective 1 July 2025.

Mr. Edmonds joined the NOVONIX Board in October 2022 and is a seasoned finance leader with extensive experience in leadership roles at Dow Chemical. On 1 August 2024, Mr. Edmonds was appointed to the interim role of Executive Officer – Finance, to assist with the transition of the new Chief Financial Officer. This appointment ended on 30 June 2025.

Admiral Robert Natter, the Chairman of the Board through 30 June 2025, is continuing as a non-executive director and has assumed the role of Deputy Chairman. In addition, he is serving as a

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member of both the Audit and Risk Management Committee and the Nominating and Corporate Governance Committee.

Mr. Tony Bellas, the Deputy Chairman through 30 June 2025, is continuing as a non-executive director, serving as Chairman of the Audit & Risk Management Committee, and a member of both the Remuneration Committee and the Nominating and Corporate Governance Committee.

Financial Overview

Cash Balance

The Company’s cash balance as of 30 June 2025 was US$24.8 million.

Payments to Related Parties

A total of US$169,000 was paid to Directors and their associates for salary and wages, director fees and superannuation during the quarter ended 30 June 2025.

Capital Expenditures

The Company invested US$22.5 million in property, plant and equipment during the quarter ended 30 June 2025, primarily for production assets at its Riverside facility in Chattanooga, Tennessee. The Company received US$7.5 million in reimbursements from the DOE’s Office of Manufacturing and Energy Supply Chains (“MESC”) grant during the three months ended 30 June 2025. The Company has $15.2 million that has been submitted for reimbursement from MESC related to the three months ended 30 June 2025 but has not yet been paid. In connection with the federal government’s recent cost reduction efforts, MESC is currently reviewing all grants previously made under the Bipartisan Infrastructure Law to determine which projects are aligned with national and economic security interests. While the timing of MESC’s review is uncertain, the Company continues to comply with all terms of the grant and advance its progress at Riverside to reach production for its lead customer, Panasonic.

This announcement has been authorized for release by NOVONIX Chairman,

Mr. Ron Edmonds.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry,

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zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Stephanie Reid, media@novonixgroup.com (media)

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this report include, among others, statements we make regarding our progress and timing of meeting our target production capacity and scaling and commencement of commercial production at our Riverside facility, our plans to acquire the land for and build the new Enterprise South facility, our plans to achieve initial and total production capacities and create new jobs at this new production facility, our expectations of meeting our offtake customers’ product qualification requirements, the increasing demand of customers, the impacts of economic uncertainty and tariffs on our timely achievement of targets and customer milestones, our ability to obtain and benefit from additional government funding and other support, including tax abatements from state and local authorities, our expectations of the benefit of the ITC’s trade case ruling and tariffs imposed on China, improving and growing our battery testing equipment and research and development services offerings, our continued investment in and efforts to commercialize our cathode synthesis technology, [our planned use of proceeds from the [convertible debentures offering]], and our efforts to help localize the battery supply chain for critical materials and play a leading role in the transition to cleaner energy solutions.

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of

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our estimates regarding market size, expenses, future revenue, capital requirements, our needs and access for additional financing, and the impact of government support, our ability to develop and commercialize our cathode materials and produce them at volumes with acceptable performance, yields and costs and without substantial delays or operational problems, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory developments in the United States, Australia and other jurisdictions.  These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this report. Accordingly, recipients of this report should not place undue reliance on forward-looking statements. Any forward-looking statement in this report is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Industry and Market Data

This Report contains estimates and information concerning our industry and our business, including estimated market share in the markets for our products. Unless otherwise expressly stated, we obtained this industry, business, market, and other information from reports, research surveys, studies, and similar data prepared by third parties, industry, general publications, government data, and similar sources. This Report also includes certain information and data that is derived from internal research. While we believe that our internal research is reliable, such research has not been verified by any third party.

Estimates and information concerning our industry, and our business, involve a number of assumptions and limitations. Although we are responsible for all the disclosure contained in this Report and we believe the third-party market position, market opportunity and market size data included in this Report are reliable, we have not independently verified the accuracy or completeness of this third-party data. Information that is based on projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors,

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which could cause results to differ materially from those expressed in these publications and report.

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Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

Appendix 4C
Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity
NOVONIX LIMITED
ABN	Quarter ended (“current quarter”)
54 157 690 830	30 June 2025

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (6 months) $USD’000
1.	Cash flows from operating activities	1,277	2,847
1.1	Receipts from customers
1.2	Payments for	(1,153)	(2,479)[1]
	(a) research and development
	(b) product manufacturing and operating costs	(595)	(1,346)
	(c) advertising and marketing	(55)	(136)
	(d) leased assets	-	-
	(e) staff costs	(4,725)	(11,752)
	(f) administration and corporate costs	(3,452)	(10,040)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	211	522
1.5	Interest and other costs of finance paid	(456)	(901)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	815	1,026
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(8,133)	(22,259)

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (6 months) $USD’000

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire or for:
(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	(22,459)	(34,048)[1]
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	(1)	(14)
2.2	Proceeds from disposal of:	-	-
(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other: – Refunds / (payments for security deposits – Government grants	(585) 7,374	(823) 14,061
2.6	Net cash from / (used in) investing activities	(15,671)	(20,824)
3.	Cash flows from financing activities	-	25,106
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (6 months) $USD’000
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(8)	(100)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	(309)	(630)
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(159)	(658)
3.10	Net cash from / (used in) financing activities	(476)	23,718

4.	Net increase / (decrease) in cash and cash equivalents for the period	47,892	42,557
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(8,133)	(22,259)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(15,671)	(20,824)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(476)	23,718
4.5	Effect of movement in exchange rates on cash held	1,208	1,628
4.6	Cash and cash equivalents at end of period	24,820	24,820

1 Q1 FY2025 cash outflows of $1.957M was reclassified from development expenditure to property plant and equipment during Q2 FY2025.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $USD’000	Previous quarter $USD’000
5.1	Bank balances	24,820	47,892
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	24,820	47,892

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

6.	Payments to related parties of the entity and their associates		Current quarter $USD'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1		169
6.2	Aggregate amount of payments to related parties and their associates included in item 2		-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

Payments to related parties includes director fees, salary and wages (including STI), and superannuation.

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $USD’000	Amount drawn at quarter end $USD’000
7.1	Loan facilities	38,364	38,341
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	38,364	38,341
7.5	Unused financing facilities available at quarter end		23
7.6

Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

•

Loan facility with BDC for CAD$2,680,000 secured by first mortgage over the group’s freehold land and buildings. The facility is repayable in monthly instalments ending 15 September 2044. Interest rate is variable and is currently 7.05%. As of 30 June 2025 the facility has been fully drawn down.

•

On 28 May 2021, the Group purchased commercial land and buildings in Nova Scotia, Canada for CAD$3,550,000 from which the Cathode business operates. The Group entered into a loan facility to purchase the land and buildings. The total available under the facility is CAD$4,985,000 and it has been drawn down to CAD$4,953,030.67 as of 30 June 2025. Interest rate is variable and is currently 7.05%. The full facility is repayable in monthly instalments, commencing 31 December 2024 and ending 31 January 2048. The land and buildings have been pledged as security for the bank loan.

•

Loan facility with BDC for CAD$2,300,000 secured by first mortgage over the group’s freehold land and buildings. The loan facility was modified to CAD$500,000 on 16 September 2024. The modified facility is repayable in monthly instalments, commencing 31 October 2024 and ending 31 January 2034. Interest rate is variable and is currently 6.05%. As of 30 June 2025, it has been drawn down to CAD$500,000.

•

Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As of 30 June 2025 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 September 2019 and ending 1 May 2027.

•

Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As of 30 June 2025, it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2021 and ending 1 December 2026.

•

Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$250,000. As of 30 June 2025 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2024 and ending 1 December 2026.

•

Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$1,886,000. As of 30 June 2025 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2025 and ending 1 December 2036.

•

On 28 July 2021, the Group purchased commercial land and buildings in Chattanooga for USD $42.6M to expand the NAM business. The Group entered into a loan facility with PNC Real Estate to purchase the land and buildings. The total available amount under the facility is USD$30,100,000 and it has been fully drawn down as of 30 June 2025. The facility is repayable in monthly instalments, commencing September 2021 and ending August 2031. The land and buildings have been pledged as security for the loan.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

8.	Estimated cash available for future operating activities	$USD’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(8,133)
8.2	Cash and cash equivalents at quarter end (item 4.6)	23,917
8.3	Unused finance facilities available at quarter end (item 7.5)	23
8.4	Total available funding (item 8.2 + item 8.3)	23,940

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	2.9

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
	8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer: N/A

8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer: N/A
	8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer: N/A
	Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2 This statement gives a true and fair view of the matters disclosed.

Date:	24 July 2025

Authorised by:	By the Chairman of the Board
(Name of body or officer authorising release – see note 4)

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

Notes

1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.
2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.
3.
Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.
4.
If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – e.g. Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.
5.
If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms

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